Xiangtian (USA) Air Power Co., Ltd.

No. 6 Longda Road Yanjiao Development Zone

Sanhe City, Hebei Province, China 065201

December 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xiangtian (USA) Air Power Co., Ltd.
Registration Statement on Form S-1 File No. 333-206900

Ladies and Gentlemen:

Xiangtian (USA) Air Power Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Standard Time, on Friday, December 11, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Xiangtian (USA) Air Power Co., Ltd.

By:	/s/ Zhiqi Zhang
Zhiqi Zhang, Chief Executive Officer and Acting Chief Financial Officer